FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 16, 2009

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand London WC2N 5JR United Kingdom (Address of principal executive office)	Radarweg 29 1043 NX Amsterdam The Netherlands (Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

1.	Press Release dated January 14, 2009, regarding pricing and allocation of $1.5 billion US Notes Issue.

2.	Underwriting Agreement, dated January 13, 2009, among Reed Elsevier Capital Inc., Reed Elsevier PLC, Reed Elsevier NV and Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. as representatives of the several underwriters named in Schedule 1 thereto.

3.	Fifth Supplemental Indenture dated January 16, 2009 among Reed Elsevier Capital Inc., as Issuer, Reed Elsevier PLC and Reed Elsevier NV as Guarantors, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, as London Paying Agent, and The Bank of New York (Luxembourg) S.A. as Luxembourg Paying Agent.

4.	Form of 2014 Fixed Rate Note.

5.	Form of 2019 Fixed Rate Note.
Except for item 1 above and the correspondent Exhibit 99.1, which shall not be considered filed for purposes of the Exchange Act, this current report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-155717).

SIGNATURES
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ L. Dixon	By:	/s/ L. Dixon

	Name: L. Dixon		Name: L. Dixon
	Title: Deputy Secretary		Title: Authorized Signatory

Date:	1/16/2009	Date:	1/16/2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 14, 2009, regarding pricing and allocation of $1.5 billion US Notes Issue.

99.2	Underwriting Agreement, dated January 13, 2009, among Reed Elsevier Capital Inc., Reed Elsevier PLC, Reed Elsevier NV and Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. as representatives of the several underwriters named in Schedule 1 thereto.

99.3	Fifth Supplemental Indenture dated January 16, 2009 among Reed Elsevier Capital Inc., as Issuer, Reed Elsevier PLC and Reed Elsevier NV as Guarantors, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, as London Paying Agent, and The Bank of New York (Luxembourg) S.A. as Luxembourg Paying Agent

99.4	Form of 2014 Fixed Rate Note.

99.5	Form of 2019 Fixed Rate Note.